SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2014

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Clarification Announcement, dated April 30, 2014	A-1

1.2	Announcement of Pilot Programme of Replacing Business Tax with Value-added Tax, dated April 30, 2014	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, and the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	future implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 2, 2014	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CLARIFICATION ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

China Telecom Corporation Limited (the “Company”) noted that there have been certain media reports regarding the establishment of a tower facilities company jointly by the three mainland telecommunications operators. The Company hereby announces that the Company is in preliminary discussions with the other two mainland telecommunications operators regarding the joint establishment of a tower facilities company (the “Potential Transaction”) aiming to promote the resources sharing of basic telecommunications facilities and to lower the network construction and operating costs. As at the date of this announcement, the terms concerning the Potential Transaction have not been agreed and the Company has not entered into any definitive agreement in relation to the Potential Transaction. The Board will make further announcement as and when necessary in compliance with the Listing Rules and applicable laws when a legally binding agreement is signed or there is substantial development in relation to the Potential Transaction.

Shareholders and potential investors should note that the Potential Transaction may or may not proceed and are reminded to exercise caution when dealing in the securities of the Company.

A-1

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 30 April 2014

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.

A-2

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Pilot Programme of Replacing Business Tax with Value-added Tax

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that the Company was notified by the relevant regulatory authorities that, among others, the pilot programme of replacing business tax with value-added tax (the “VAT Reform”) will be extended to cover the telecommunications industry. The pilot tax rate for basic telecommunications services (including voice communication, lease or sale of network resources) will be 11% while the pilot tax rate for value-added telecommunications services (including, among others, internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) will be 6%, which will be implemented nationwide effective 1 June 2014. Moreover, with effect from 1 June 2014, the Company will not be required to pay business tax of 3% on the telecommunications services as the business tax will be replaced by the value-added tax (“VAT”).

The VAT Reform constitutes a major national tax reform. Despite its expected significant adverse impact on the operating profit of the Company in the short term, after taking into account the key measures and considerations as mentioned below, it is expected that the VAT Reform will be beneficial to the corporate sustainable development in the long run with its negative impact being fast alleviated over the years. The Company will tackle it in full strengths and at the same time further enhance its operation management, endeavouring to mitigate the short term adverse impact of the VAT Reform.

VAT is a tax detached from selling price and pursuant to the International Financial Reporting Standards, the operating revenues will be presented in the financial statements as excluding any value–added tax collected on behalf of the relevant regulatory authorities. Assuming that in practical operation the VAT could not be correspondingly borne by the customers, it is expected that the implementation of the VAT Reform would have a negative impact on the operating revenues (net of tax) to a certain extent. Meanwhile, at present some of the expenditures of the Company do not qualify for input VAT credits, including, among others, depreciation and amortisation and personnel expenses. As a result, it would be difficult for the operating expenses to decline at the same rate as that for the operating revenues. Therefore, it is expected that there would be a significant adverse impact on the operating profit of the Company in the short term.

In the future, the Company will further strengthen its operation management, proactively and steadily respond to the impact brought by the national tax reform. The Company will strive to increase its revenues and lower the average tax rate of output VAT, lower its costs and increase the input VAT credits, aiming to increase its future profit. Key measures and considerations include:

(i)	optimising development models, enhancing pricing mechanisms, marketing models and tariff package design so as to increase the revenues and lower the average tax rate of output VAT;

(ii)	following the comprehensive deepening of the Company’s strategic transformation, the proportion of revenues generated from value-added telecommunications services is expected to increase, resulting in a lower average tax rate of output VAT;

(iii)	implementing stringent costs control and enhancing procurement management so as to lower the costs and increase the input VAT credits;

(iv)	following the continual expansion of the national VAT Reform to other industries, it is expected that more operating costs and investments will be entitled to input VAT credits in the future; and

(v)	the input VAT credits of capital expenditures are timing differences, which have relatively less contribution to the profit for the current period. However, they can reduce the carrying amounts of fixed assets, resulting in a reduction of depreciation expenses, which can enhance the profit of the Company in the future.

The following illustration is solely intended to help investors to have a preliminary understanding of certain accounting treatment of the VAT Reform under the International Financial Reporting Standards. All the figures of revenues and operating expenses in the illustration are hypothetical and are not intended to reflect the operating profile of the Company. The illustration is not intended to give a comprehensive picture of the accounting treatment of the VAT Reform, nor reflect the financial impact of the VAT Reform on the Company. Therefore, investors should be cautioned not to unduly rely on these figures.

(RMB )	Under existing Business Tax regime	Under VAT regime	VAT payable	Remarks

(Hypothetical)

Basic telecommunications service revenues	35	31.53	3.47	Subject to 11% VAT tax rate

Value-added telecommunications service revenues	65	61.32	3.68	Subject to 6% VAT tax rate

	100	92.85

Less : Business tax	(3)	—		Assuming business tax rate of 3%

Reported operating revenues (net of tax)	97	92.85		-4.3%

Less: Personnel expenses & depreciation and amortisation	(35)	(35.00)	—	The relevant costs do not qualify for input VAT credits

Network operating and support, selling, general and administrative & other operating expenses	(55)	(53.00)	(2.00)	Assuming 40% of the expenses qualify for input VAT credits with an average deduction tax rate assumed to be 10%

			(1.14)	Assuming 50% of the capex amount of RMB 25 qualify for input VAT credits with an average deduction tax rate assumed to be 10%

Operating profit	7	4.85		-30.7%

			4.01

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 30 April 2014

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

B-4